                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. __)(1)

                               Coyote Sports, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                    224071100
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                                 (CUSIP Number)

                             Kenneth J. Warren, Esq.
                          5920 Cromdale Drive, Suite 1
                               Dublin, Ohio 43017
                                 (614) 766-1969
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                              (Page 1 of 70 Pages)

                         (Continued on following pages)

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D

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CUSIP No.    224071100                              Page  2  of  70  Pages
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Royal Precision, Inc.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) /X/
                                                                         (b) / /

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3  SEC USE ONLY


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4  SOURCE OF FUNDS*

              OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

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   NUMBER OF       7  SOLE VOTING POWER

    SHARES             0
                   -------------------------------------------------------------
 BENEFICIALLY       8  SHARED VOTING POWER

   OWNED BY            0
                   -------------------------------------------------------------
     EACH           9  SOLE DISPOSITIVE POWER

   REPORTING           0
                   -------------------------------------------------------------
    PERSON          10  SHARED DISPOSITIVE POWER

     WITH              0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0%
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14  TYPE OF REPORTING PERSON*

                       CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         The title and class of equity securities to which this statement relates: common stock, par value $.001 per share of Coyote Sports, Inc. ("Common Stock")

         The name and address of the principal executive offices of the issuer:
Coyote Sports, Inc., 2291 Arapahoe Avenue, Boulder, Colorado 80302.

ITEM 2.  IDENTITY AND BACKGROUND.

         Name of Reporting Person: Royal Precision, Inc.
         State of Organization: Delaware
         Principal Business: Manufacture and sale of golf equipment
         Address of Principal Business and Office: 15170 North Hayden Road, Suite 1, Scottsdale, Arizona 85260

         The following information relates to directors and executive officers of Royal Precision, Inc (the "Company"). These additional parties are not reporting persons for purposes of this Schedule 13D:

         Lawrence Bain
         Senior Vice President/Managing Director
         EVEREN Securities, Inc.
         77 W. Wacker Drive
         Suite 3100
         Chicago, Illinois 60601
         Principal Business: Advisory and consulting services

         Robert G.J. Burg, II
         President
         Profile Sports
         15990 North Greenway-Hayden Loop, Suite 900
         Scottsdale, Arizona 85260
         Principal Business: Corporate Sports Outings

         Ronald L. Chalmers
         Director; Executive Vice President-Administration/Manufacturing Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         Danny Edwards
         Director; Vice Chairman of the Board
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         David E. Johnston
         Vice President
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

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
         Richard P. Johnston
         Director
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         Raymond J. Minella
         Managing General Partner
         Berenson Minella & Company, L.P.
         667 Madison Avenue
         New York, New York 10021
         Principal Business: Investment Banking

         Leslie Reesing
         Teacher
         Maricopa Unified School District
         Post Office Box 630
         Maricopa, Arizona 85239

         Kenneth J. Warren
         Attorney
         5920 Cromdale Drive, Suite 1
         Dublin, Ohio 43017

         Anthony Montgomery
         Vice President, Sales
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         Kevin Neill
         Vice President - Finance
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         Thomas A. Schneider
         President; Chief Operating Officer; Chief Financial Officer Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         During the last five years, none of the above named persons has either
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

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         In order to induce the Company to enter into an Agreement and Plan of
Merger (the "Merger Agreement") dated February 2, 1999 by and among the Company, Coyote Sports, Inc., a Nevada corporation ("CSI"), and RP Acquisition Corp., a Delaware corporation and wholly owned subsidiary of CSI ("RPAC"), described in more detail in Item 6 hereof, Mel S. Stonebraker, James M. Probst and Paragon Coyote Texans, Ltd., a Texas limited partnership ("Paragon"), each entered into a Voting Agreement with the Company described in more detail in Item 4 hereof. Pursuant to CSI's Schedule 14A filed with the Securities and Exchange Commission ("SEC") on April 20, 1998 ("CSI's Schedule 14A"), (1) Mel S. Stonebraker beneficially owns 1,430,000 shares of Common Stock, which represents approximately 30.1% of the class and (2) James M. Probst owns 1,170,000 shares of Common Stock, which represents 24.6% of the class. According to a Schedule 13D filed by Paragon on February 8, 1999 ("Paragon's Schedule 13D"), Paragon beneficially owns 1,207,692 shares of Common Stock (including 521,739 shares of Common Stock which Paragon has a right to acquire pursuant to stock options), which represents approximately 21.4% of the class. The Company is filing this
Schedule 13D because it may be deemed to beneficially own the shares of Common Stock beneficially owned by Mel S. Stonebraker, James M. Probst and Paragon as a result of entering the Voting Agreement. However, the Company disclaims any beneficial ownership of these shares.

         The Company is filing this Schedule 13D individually and not in conjunction with Mel S. Stonebraker, James M. Probst and Paragon.

         The following information concerning Mel S. Stonebraker was obtained by the Company from CSI's Schedule 14A and the Company disclaims any responsibility for the accuracy of this information:

         Employer: Coyote Sports, Inc.
         Position: Director; Chief Executive Officer; Chairman of the Board Business Address: 2291 Arapahoe Avenue, Boulder, Colorado 80302

         The following information concerning James M. Probst was obtained by the Company from CSI's Schedule 14A and the Company disclaims any responsibility for the accuracy of this information:

         Employer: Coyote Sports, Inc.
         Position: Director; President
         Business Address: 2291 Arapahoe Avenue, Boulder, Colorado 80302

         The following information concerning Paragon was obtained by the Company from Paragon's Schedule 13D and the Company disclaims any responsibility for the accuracy of this information:

         Name: Paragon Coyote Texas, Ltd.
         State of Organization: Texas
         Business Address: 307 West Seventh Street, Suite 1210, Fort Worth, Texas 76102
         General Partner: Paragon Management Group, Inc., a Texas corporation

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In order to induce the Company to enter into the Merger Agreement, described in more detail in Item 6 hereof, Mel S. Stonebraker, James M. Probst and Paragon, each entered into a Voting Agreement with the Company described in more detail in Item 4 hereof.

ITEM 4.  PURPOSE OF TRANSACTION.

         In order to induce the Company to enter into the Merger Agreement, described in more detail in Item 6 hereof, Mel S. Stonebraker, James M. Probst and Paragon (each sometimes hereinafter referred to as a "Stockholder" and collectively as "Stockholders"), each entered into a Voting Agreement with the Company dated February 2, 1999 (collectively the "Voting Agreement").

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         Pursuant to the terms of the Voting Agreement, each Stockholder agreed to (i) not transfer, sell, exchange, pledge or otherwise dispose of or encumber any of such Stockholders shares of Common Stock or to make any offer or agreement relating to such action at any time prior to the earlier of the completion of the merger ("Merger") between the Company and RPAC contemplated by the Merger Agreement or the termination of the Merger Agreement, (ii) vote such Stockholder's shares of Common Stock in favor of approval of the Merger Agreement and the Merger, the terms thereof and each of the transactions contemplated thereby, and any matter necessary to facilitate the Merger, (iii) vote such Stockholders's shares of Common Stock against any action or agreement that would result in a breach of any covenant, representation or warranty or any other agreement or obligation of CSI under the Merger Agreement, (iv) vote such Stockholders's shares of Common Stock against any extraordinary corporate transaction, such a merger, consolidation or any business combination involving CSI or any of its subsidiaries, (v) vote such Stockholders's shares of Common Stock against a sale, lease or transfer of a material amount of assets by the CSI or its subsidiaries other than in the ordinary course of business, (vi) vote such Stockholders's shares of Common Stock against any other action involving CSI or its subsidiaries which is intended or which reasonably could be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement, (vii) not solicit proxies or to become a participant in a solicitation or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (viii) not initiate a stockholders' vote or action by consent of CSI's stockholders with respect to another acquisition proposal or an alternative transaction, (ix) not become a member of a group (as such term is defined in Section 13(d) of the Securities Exchange Act of 1934) with respect to any voting securities of CSI with respect to another acquisition proposal or alternative transaction, (x) not have discussions with any third party concerning an alternative transaction, and (xi) not permit any officer, director, employee, controlled affiliate, investment banker or other agent of the Stockholder to solicit, engage in discussions or negotiate with any person or take any other action intended or designed to facilitate the efforts of any person, other than the Company, relating to an alternative transaction, or to provide information with respect to CSI or any of CSI's subsidiaries to any person, other than the Company, relating to a possible alternative transaction by any person, other than the Company, or enter into any agreement with any person, other than the Company, providing for an alternative transaction, or make or authorize any statement, recommendation or solicitation in support of any possible alternative transaction by any person, other than the Company.

         Pursuant to the Voting Agreement, each Stockholder appointed Raymond J. Minella and Tom Schneider or either of them as such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote such Stockholders shares of Common Stock, or to grant or not grant a consent or approval in respect of such shares, at any meeting of shareholders of CSI or at any adjournment thereof or in any other circumstances, including, without limitation, a solicitation of stockholder consents to action without a meeting, upon which the Stockholder's vote, consent or other approval is sought, in respect of any subject matter.

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
ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

Royal Precision, Inc.:

          Aggregate number of shares of Common Stock beneficially owned:   0

          Percentage of class:                                             0%

          Number of shares subject to sole voting power:                   0

          Number of shares subject to shared voting power:                 0

          Number of shares subject to sole dispositive power:              0

          Number of shares subject to shared dispositive power             0

         Except as described in this Item 5 and in Item 4 and Item 6 hereof, the Company has effected no transactions in Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Merger Agreement.

         Upon the terms and subject to the conditions contained in the Merger Agreement, on the date on which a Certificate of Merger is filed or at such time thereafter as is provided in the Certificate of Merger (the "Effective Date"), RPAC shall be merged with and into the Company which shall be the surviving corporation in the Merger (the "Surviving Corporation"), the separate existence of RPAC shall thereupon cease, and the name of the Surviving Corporation shall by virtue of the Merger remain "Royal Precision, Inc."

         The parties intend that the Merger be a tax-free reorganization and intend to consummate the Merger in accordance with the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code (the "Code"). CSI intends to continue the Company's historic business or to use a significant portion of the Company's business assets in a business.

         As of the Effective Date, by virtue of the Merger and without any action on the part of any holder of any shares of Common Stock:

                           (a) All shares of Common Stock which are held by CSI
                  or any subsidiary of CSI shall be canceled.

                           (b) Except with regard to fractional shares, each
                  remaining outstanding share of Common Stock shall be converted into that number of fully paid and nonassessable shares of the Convertible Preferred Stock, $.001 par value, of CSI ("CSI Preferred Stock"), determined by dividing (i) the number of shares of CSI's Common Stock, par value $.001 per share ("CSI Common Stock"), actually issued and outstanding as of the Effective Date by (ii) the number of shares of Common Stock actually issued and outstanding as of the Effective Date, carried to four decimal places (the "Exchange Ratio").

                           (c) Each issued and outstanding share of common
                  stock, without par value, of RPAC ("Merger Sub Common Stock") shall be converted into and become one fully paid and nonassessable share of common stock, $.001 par value, of the Surviving Corporation.

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
         No dividends or other distributions that are declared or made on CSI Preferred Stock will be paid to persons entitled to receive certificates representing CSI Preferred Stock pursuant to the Merger Agreement until such persons surrender their Certificates representing Common Stock. Upon such surrender, there shall be paid to the person in whose name the certificates representing such CSI Preferred Stock shall be issued any dividends or other distributions which shall have become payable with respect to such CSI Preferred Stock in respect of a record date after the Effective Date. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. If any cash in lieu of fractional shares or any certificate representing CSI Preferred Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the exchange agent any transfer or other taxes required by reason of the issuance of certificates for such CSI Preferred Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the exchange agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the exchange agent nor any party hereto shall be liable to a holder of shares of RP Common Stock for any shares of CSI Preferred Stock or dividends thereon properly delivered to a public official pursuant to any applicable escheat laws.

         No certificates or scrip representing less than one share of CSI Preferred Stock shall be issued upon the surrender for exchange of Certificates representing Common Stock. In lieu of any such fractional share, each holder of Common Stock who would otherwise have been entitled to a fraction of a share of CSI Preferred Stock upon surrender of Certificates for exchange shall be paid upon such surrender cash (without interest) in an amount equal to (x) such fractional interest multiplied by (y) the product of $6.00 multiplied by the reciprocal of the Exchange Ratio. As soon as practicable after the determination of the amount of cash to be paid to former stockholders of the Company in lieu of any fractional interests, CSI shall make available to the exchange agent, which shall in turn make available in accordance with the Merger Agreement, such amounts to such former stockholders.

         Each option or warrant to purchase Common Stock issued pursuant to the Royal Precision, Inc. Stock Option Plan and the FM Precision Golf Corp. 1997 Stock Option Plan, or otherwise which is outstanding as of the Effective Date (individually, an "RP Option" and, collectively, the "RP Options") shall be assumed by CSI and converted into an option or warrant (or a substitute option shall be granted) to purchase the number of shares of CSI Common Stock (rounded to the nearest whole share) equal to the number of shares of CSI Preferred Stock into which the number of shares of Common Stock subject to such RP Option would have been converted pursuant to the Merger (that is, the number of shares of Common Stock subject to such RP Option multiplied by the Exchange Ratio), at an exercise price per share of CSI Preferred Stock (rounded to the nearest penny) equal to the former exercise price per share of Common Stock under the RP Option immediately prior to the Effective Date multiplied by the reciprocal of the Exchange Ratio; provided, however, that in the case of any RP Option to which
Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code and the regulations issued thereunder. Except as otherwise provided in the applicable plan or agreement granting the RP Options, the duration, vesting and other terms of each new option to purchase shares of CSI Common Stock shall be the same as the original RP Option except that all references in the option agreement to the Company shall be deemed to be references to CSI. CSI and the Company agree to take such action as may be necessary to effectuate the foregoing provisions.

         As soon as practicable after the Effective Date, CSI shall deliver to each holder of an option to purchase CSI Common Stock a notice that accurately reflects the changes to such option contemplated by the Merger Agreement.

         Each of the Company and CSI shall take all action reasonably necessary, in accordance with applicable law and their respective certificate or articles of incorporation and by-laws, to convene a special meeting of the holders of Common Stock (the "RP Meeting") and a special meeting of the holders of CSI Common Stock (the "CSI Meeting") as promptly as practicable for the purpose of considering and taking action upon the Merger Agreement. Except as provided otherwise in the Merger Agreement, the board of directors of the Company will recommend that holders of Common Stock vote to approve the Merger and to adopt the Merger Agreement at the RP Meeting and the board of directors of CSI will recommend that holders of CSI Common Stock vote to approve an increase in the number of

                                        8
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authorized shares of the CSI Preferred Stock and the issuance of CSI Preferred
Stock pursuant to the Merger at the CSI Meeting.

         Each of CSI, RPAC and the Company shall provide all reasonable assistance to, and shall cooperate with, each other to bring about the consummation of the Merger as soon as practicable in accordance with the terms and conditions of the Merger Agreement. CSI shall cause RPAC to perform all of its obligations in connection with the Merger Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                                                                           Page in manually
                                                                           signed original
         (1)      Voting Agreement between Royal Precision,
                  Inc. and Mel S. Stonebraker dated February 2, 1999.             11
         (2)      Voting Agreement between Royal Precision,
                  Inc. and James M. Probst dated February 2, 1999.                17
         (3)      Voting Agreement between Royal Precision,
                  Inc. and Paragon Coyote Texas, Ltd. dated
                  February 2, 1999.                                               23
         (4)      Agreement and Plan of Merger dated February 2, 1999
                  among Coyote Sports, Inc., RP Acquisition Corp. and
                  Royal Precision, Inc.                                           29

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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 10, 1999


ROYAL PRECISION, INC.

By: /s/ Raymond J. Minella
    -----------------------------------------
    Raymond J. Minella, Chairman of the Board


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